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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4 TO

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Derma Sciences, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

249827106 (CUSIP Number)

Steven N. Machtinger
Hambrecht & Quist California
560 Mission Street, San Francisco, CA 94105
(415) 315-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 249827106 Page 2 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Hambrecht & Quist California

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
California

	7.	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED		924,167 (see Item 5)
BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH:	10.	SHARED DISPOSITIVE POWER
		924,167

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
924,167

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%

14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 249827106 Page 3 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Hambrecht & Quist Employee Venture Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7.	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED		74,722 (see Item 5)
BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH:	10.	SHARED DISPOSITIVE POWER
		74,722

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,722

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 249827106 Page 4 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Hambrecht & Quist Employee Venture Fund, L.P. II

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7.	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED		350,000 (see Item 5)
BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH:	10.	SHARED DISPOSITIVE POWER
		350,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
350,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%

14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 249827106 Page 5 of 10 Pages

ITEM 1. SECURITY AND ISSUER.

        This statement covers a total of 924,167 fully diluted shares of Common Stock, $.01 par value per share (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Company" or "Derma Sciences"). The Reporting Persons as of the date hereof hold an aggregate of (i) 557,499 shares of Common Stock and (ii) warrants for the purchase of 366,668 shares of Common Stock at an exercise price of $0.85 per share ("Class E Warrants"). The Common Stock and the Class E Warrants are referred to herein, collectively, as the "Securities."

        This statement is being filed to report changes in the reporting persons aggregate holdings that occurred as a result of the following actions (i) the conversion in July 2000 of certain outstanding bonds into units of Series C Preferred Stock and the Class E Warrants, (ii) the issuance of the Company of shares of Common Stock in January 2001 in consideration for the extension of outstanding bonds, (iii) the conversion of all shares of Series A, Series B and Series C Preferred Stock held by the reporting persons into Common Stock in May 2002.

        The Company's principal executive offices are located at 214 Carnegie Center, Suite 100, Princeton, NJ 08540.

ITEM 2. IDENTITY AND BACKGROUND.

        (a), (b) & (c) The following information is given with respect to the persons filing this statement:

        HAMBRECHT & QUIST CALIFORNIA ("H&Q California"), indirectly and wholly owned by J.P. Morgan Chase & Co. Inc., is a California corporation with its principal office at One Bush Street, San Francisco, California 94104. H&Q California is engaged in the venture capital business. The directors and executive officers of H&Q California are the following:

Name	Position	Address	Principal Occupation (Business)
Dina Dublon	Director	c/o Hambrecht & Quist California 560 Mission Street San Francisco, CA 94105	Chief Financial Officer, J.P. Morgan Chase & Co. Inc.
James B. Lee, Jr.	Director	c/o Hambrecht & Quist California 560 Mission Street San Francisco, CA 94105	Vice Chairman, J.P. Morgan Chase & Co. Inc.
Steven N. Machtinger	General Counsel and Secretary	560 Mission Street San Francisco, CA 94105	Senior Vice President, J.P. Morgan Chase & Co. Inc.
William H. McDavid	Director	c/o Hambrecht & Quist California 560 Mission Street San Francisco, CA 94105	General Counsel, J.P. Morgan Chase & Co. Inc.

        HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P. ("Employee Fund I") is a Delaware limited partnership with its principal office at 560 Mission Street, San Francisco, California 94105. Employee Fund I is a private equity fund engaged in the venture capital business. The Employee Fund I's general partner is H&Q Venture Management, LLC ("Venture Management"), a California limited liability company with its principal office at 560 Mission Street, San Francisco, California 94105. Venture Management is engaged in the venture capital business. Venture Management is wholly owned by H&Q California and as a result securities held by it may be deemed beneficially owned by J.P. Morgan Chase & Co. Inc.

CUSIP No. 249827106 Page 6 of 10 Pages

        HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P. II ("Employee Fund II") is a Delaware limited partnership with its principal office at 560 Mission Street, San Francisco, California 94105. Employee Fund II is a private equity fund engaged in the venture capital business. The Employee Fund II's general partner is Venture Management and as a result securities held by it may be deemed beneficially owned by J.P. Morgan Chase & Co. Inc.

        (d) & (e) To the best knowledge of the reporting persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) All individuals referred to above are United States citizens except as indicated.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The funds for the acquisition of the Securities were allocated from the working capital of H&Q California, Employee Fund I and Employee Fund II.

ITEM 4. PURPOSE OF TRANSACTION.

        The owners listed in Item 5 purchased the Securities of the Company for general investment purposes. The owners listed in Item 5 may acquire additional shares of Common Stock of the Company, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Company.

CUSIP No. 249827106 Page 7 of 10 Pages

        The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

  (a)
  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

  (b)
  a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

  (c)
  any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

  (d)
  any material change in the present capitalization or dividend policy of the Company;

  (e)
  any other material change in the Company's business or corporate structure;

  (f)
  changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

  (g)
  causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

  (h)
  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

  (i)
  any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        H&Q California as of the date hereof holds (i) 316,111 shares of Common Stock and (ii) 183,334 Class E Warrants.

        Employee Fund I as of the date hereof holds 74,722 shares of Common Stock.

        Employee Fund II as of the date hereof holds (i) 166,666 shares of Common Stock and (ii) 183,334 Class E Warrants.

        Based on the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002, there were 4,211,276 shares of Common Stock outstanding as of June 30, 2002. Based on this information and as a result of its interest in Employee Fund I and Employee Fund II, H&Q California may be deemed to beneficially owns approximately 20.2% of the Company's Common Stock.

        J.P. Morgan Chase & Co. Inc., as the indirect parent company of H&Q California may be deemed to have beneficial ownership of the shares beneficially held by H&Q California.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        To the best knowledge and belief of the reporting persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company.

CUSIP No. 249827106 Page 8 of 10 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        A. Joint Filing Undertaking as required by Rule 13d-1(f).

SIGNATURES

        After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 16, 2002	HAMBRECHT & QUIST CALIFORNIA

	By:	/s/ STEVEN N. MACHTINGER General Counsel and Secretary

HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P.

	By:	/s/ DAVID GOLDEN Manager of its General Partner

HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P. II

	By:	/s/ DAVID GOLDEN Manager of its General Partner

CUSIP No. 249827106 Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 10

CUSIP No. 249827106 Page 10 of 10 Pages

JOINT FILING UNDERTAKING

        The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each of such parties.

DATED: September 16, 2002	HAMBRECHT & QUIST CALIFORNIA

	By:	/s/ STEVEN N. MACHTINGER General Counsel and Secretary

HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P.

	By:	/s/ DAVID GOLDEN Manager of its General Partner

HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P. II

	By:	/s/ DAVID GOLDEN Manager of its General Partner

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AMENDMENT NO. 4 TO SCHEDULE 13D
  ITEM 1. SECURITY AND ISSUER.
  ITEM 2. IDENTITY AND BACKGROUND.
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 4. PURPOSE OF TRANSACTION.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURES
EXHIBIT INDEX
JOINT FILING UNDERTAKING